SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 93389

October 20, 2021

ORDER CANCELLING REGISTRATIONS OF CERTAIN MUNICIPAL ADVISORS
PURSUANT TO SECTION 15B(c)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

The municipal advisors whose names appear in the attached Appendix, hereinafter referred to as the "registrants," are registered as municipal advisors pursuant to Sections 15B(a)(1)(B) and 15B(a)(2) of the Securities Exchange Act of 1934 (the "Act").

On August 5, 2021, a notice of intention to cancel registration of certain municipal advisors, including the registrants, was published in the Federal Register (Securities Exchange Act Release No. 34-92530). The notice gave interested persons an opportunity to request a hearing and stated that an order or orders cancelling the registrations would be issued unless a hearing was ordered. No request for a hearing has been filed by any of the registrants, and the Securities and Exchange Commission (the "Commission") has not ordered a hearing.

Pursuant to Section 15B(c)(3) of the Act, the Commission has found that each of the registrants is no longer in existence or has ceased to do business as a municipal advisor.

Accordingly,

IT IS ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of each registrant be, and hereby is, cancelled.

For the Commission, by the Office of Municipal Securities, pursuant to delegated authority. [1]

J. Matthew DeLesDernier
Assistant Secretary

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[1] 17 CFR 200.30-3a(a)(1)(ii).

APPENDIX:

Registrant Name	SEC ID Number
All American Municipal Advisors LLC	867-02070
ARGENT TRUST Co	867-01984
Black Holocaust Inc., d/b/a Black holocaust Mutual	867-02224
Brock Steven Kyle d/b/a Thurber Brock & Associates	867-01746
Burke Richard Stephen	867-02031
D B & Co	867-02211
DAMON ROCQUE SECURITIES CORP\/BD	867-01305
Financing Ideas Inc	867-01649
First Midwest Municipal Lease Corp., d/b/a Midwest Healthcare Capital (MHC)	867-02287
Friedman, Luzzatto & Co	867-00536
Garffer Jerome L., d/b/a G Capital Investments	867-01885
Grant Financial Advisors, LLC	867-01818
IFS Planning, INC	867-02298
Ironwood Advisors	867-01112
Laube Capital Advisors, LLC	867-02023
Muni Funding Solutions LLC	867-02292
Ross Infrastructure Development LLC	867-02344
Shifrt 4 Consulting, L.L.C.	867-01960